File Pursuant to Rule 15d-2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13

OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File No. 333-177532

ALTERNATIVE FUELS AMERICAS, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2131 Hollywood Boulevard, Suite 401, Hollywood, Florida 33020

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number: (954) 367-7067

Securities registered under Section 12(b) of the Exchange Act: None

Name of each exchange on which registered – Not applicable

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☒ No.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerate filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter (June 30, 2011): $8,992,389.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. There were 65,384,151 shares of common stock outstanding as of May 18, 2012.

DOCUMENTS INCORPORATED BY REFERENCE: No documents are incorporated by reference into this Report except those Exhibits so incorporated as set forth in the Exhibit index.

ALTERNATIVE FUELS AMERICAS, INC.

Form 10-K Index

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All references in this Annual Report to “AFAI,” the “Company,” “we,” “us,” or similar terms refer to Alternative Fuels Americas, Inc., unless the context indicates otherwise.

Part I

Forward Looking Statements

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements are contained principally in the sections titled “Item 1. Business” and “Item 1A. Risk Factors,” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

The forward-looking statements herein represent our expectations, beliefs, plans, intentions or strategies concerning future events. Our forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that any projections or other expectations included in any forward-looking statements will come to pass.  Moreover, our forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements.

Except as required by applicable laws, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 1.	Business

Background

The Company was incorporated in the state of Delaware on April 22, 1993 under the name Sterling Partners Inc.  On January 21, 1999 a Certificate of Amendment to the Certificate of Incorporation was filed changing the Company’s name from Sterling Partners Inc. to GourmetMarket.com, Inc.  On January 29, 1999 a Certificate of Merger was filed whereby GourmetMarket.com, Inc., the Company, merged with GourmetMarket.com, a California entity with the Company being the surviving entity.  On August 8, 2001 a Certificate of Amendment to the Certificate of Incorporation was filed changing the Company’s name to TargitInteractive, Inc.  On May 11, 2007 a Certificate of Amendment to the Certificate of Incorporation was filed changing the Company’s name to NetSpace International Holdings, Inc.  In January 2010, the Company acquired all of the capital stock of Alternative Fuels Americas, Inc., a Florida corporation and commenced its present business focus.  On October 13, 2010 a Certificate of Amendment to the Certificate of Incorporation was filed changing Company’s name to Alternative Fuels Americas, Inc.

Our executive offices are located at 2131 Hollywood Boulevard, Suite 401, Hollywood, Florida 33020 and our telephone number is (954) 367-7067.  Our website is www.alternativefuelsamericas.com.  Information contained on our website does not constitute part of this Annual Report.

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General

AFAI is a development stage company which intends to be a “seed to pump” biofuels company focusing on Latin America.  As a “seed to pump biofuels company,” we plan to be involved in every phase of the biofuels production process, from growing plants suitable for conversion into biofuels, to extracting crude oils from plant matter and ultimately refining crude oil into international grade biodiesel and selling it to end users.

Since 2005, we have been developing and implementing a business plan to create a viable and sustainable biofuels company in Latin America, initially in Costa Rica.  We have engaged in plant trials, research and development and biofuels strategy development.  We have also put together a management team and outside consultants with the knowledge of and experience in all phases of the Latin American biofuels industry including agronomy and tree science, chemistry, engineering, farm management, production process, and marketing.

The Company has developed and is implementing a three-phase business plan that is intended to generate early-stage revenues, provide for Company ownership of feedstock supplies and allow us to keep abreast of technology and development in the biofuels industry through research and development for emerging and new feedstock opportunities, such as algae.

Phase One is designed to generate early-stage revenues by utilizing feedstock from oil-rich crops that are currently growing wild on private farms.  Based on density studies done for us, we have identified Coyol Palm and Palm Real as the principal wild feedstocks we will use.  Through use of Google Maps and/or ground surveys, AFAI has located numerous farming acreage in Costa Rica on which these crops grow.  Pursuant to an agreement with Bioenergy Solutions of Central America, a Costa Rican company (“Bioenergy Solutions”), we are negotiating arrangements which will allow us to harvest wild feedstock from existing farmland for periods of up to ten (10) years.  We have signed approximately 150 agreements with independent farmers, which will be effective upon registration with the applicable government authority.  Depending on when the agreements become effective, we anticipate harvesting wild feedstock during 2013 harvesting season (March – April).

Phase Two is designed to provide AFAI with control over its long-term feedstock needs through the implementation of a wide scale planting and farming program of oil-rich crops.  The goal of Phase Two is to provide the Company with the ability to maintain stable production and control costs.  In implementing Phase Two, the Company has to date:

•	based upon research and plant trials, selected Jatropha Curcas as its initial main source of feedstock for the planting program. Jatropha is a non-edible plant (so it does not compete with the food sector) and grows abundantly on marginal lands (so land is inexpensive and the need for deforestation is limited);

•	leased a ten hectare (one hectare = approximately 2.4 acres) plant farm in Costa Rica containing 40,000 trees, which will be used for tree cuttings (which can either be sold to third parties or used for the Company’s own planting needs), as well as ongoing plant trials;

•	entered into an Agrarian Parcel Lease Agreement with a landowner in Costa Rica for a combined 1,000 hectares of land on which we plan to commence our planting operations. We intend to ultimately expand our planting operations to encompass up to 100,000 hectares of land; and

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•	used local consultants in the biofuels industry on an “as needed” basis to enhance our agronomy, farm engineering and management and biodiesel production expertise.

As a result, AFAI believes that it now possesses sufficient agronomy, biology, plant science, farm management and crop development skills needed to execute its farming program.  We estimate that it will take between four to seven years to fully implement our planting program with a total of up to 100,000 hectares of land.

Phase Three of our business plan is designed to allow AFAI to keep abreast of technological developments in the production of biofuel.  The Company is exploring strategic alliances with or acquisitions of developers of alternative biofuel sources or technologies such as the conversion of algae to fuel.  The Company has not reached any definitive agreements in this regard.

To advance our implementation capabilities, AFAI has focused on the four critical components of biodiesel production: (1) ensuring reliable feedstock supply - through both wild feedstock and planting programs, (2) securing sources independent crude biofuel extraction capability, (3) securing sources of independent refining ability through identification of existing excess industry capacity and ultimately, through developing Company owned facilities, and (4) establishing sales and marketing directed at Costa Rican customers through off-take agreements.  The Company believes that it has developed the capacity to either directly or through strategic relationships, to:

•	execute its wild feedstock program;

•	commence and implement its planting program of Jatropha as a feedstock;

•	meet its oil extraction and tranesterification (refining) needs on commercially reasonable terms;

•	produce sufficient quantities of feedstock on a scalable model to ensure stable, steady growth;

•	undertake research and development on algae as a next-generation feedstock, and

•	sell and distribute biodiesel to domestic Costa Rican markets.

Market Overview

According to business intelligence provider IntertechPira, the total value of clean technologies globally is expected to rise by over 250% to $525 billion in 2019.  This represents average annual growth of 13.5% for the ten year period from 2009.  By 2019 the global biofuels market is expected to more than triple from estimated 2009 bases of 15 billion gallons of ethanol and 3 billion gallons of biodiesel production.

Clean Edge, a research group focused on the green sector, has issued the Clean Energy Trends 2010 report, which declares that biofuels (global production and wholesale pricing of ethanol and biodiesel) reached $44.9 billion in 2009 and are projected to grow to $112.5 billion by 2019.  In 2009 the biofuels market consisted of more than 23.6 billion gallons of ethanol and biodiesel production worldwide.

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According to New Energy Finance, a Bloomberg company, new global investment in clean energy reached $145.3 billion in 2009.  This figure includes investments made by venture capital and private equity investors; public market activity (IPOs, etc.); project financing; asset financing; government research and development; and corporate research, development and deployment.

Feedstocks

Based on our research, we believe that Costa Rica will provide us with sufficient sources of both wild and farmed feedstocks for our foreseeable future operations.

Coyol Palm and Palm Real

Based on density studies done for us, we have identified Coyol Palm and Palm Real as the principal wild feedstocks we will use in our wild feedstock program.

Also called Macaúba in Latin America, the Coyol Palm (Spiny Palm), while edible, is not widely used as a food.  Some facts about Coyol include:

•	the tree’s lifespan can be as long as 70 years;

•	fruit appears between years 5-8 and continues annually for the life of the tree;

•	oil content can be as high as 21%;

•	productivity can reach 20 tons of feedstock per hectare, per year; and

•	the tree is native to Central America.

Palm Real is also native to Latin America and typically grows wild.  Unlike the African Palm, the Palm Real is generally not farmed for its oil, although its fruit is oil-rich.  For biodiesel production, it is promising as each tree can yield enough fruit to enable the production of up to three gallons of crude oil.  AFAI plans to harvest the fruit of the Atalea butyracea specie. Through use of Google Maps, AFAI has located numerous farming acreage in Costa Rica on which these crops grow.

Pursuant to our agreement with Bioenergy Solutions, we are negotiating arrangements which will allow us to harvest wild feedstock from existing farmland for periods of up to ten years.  We have signed approximately 150 agreements with independent farmers, which will be effective upon registration with the applicable government authority.  Depending on when the agreements become effective, we anticipate harvesting wild feedstock during the 2013 harvesting season (March – April).

Jatropha

Based upon research and plant trials, we have selected Jatropha Curcas as our main initial source of feedstock for our farming program.  Jatropha is also a favored feedstock because it does not serve as a food source and therefore we believe it will not result in rising food prices as supply is diverted for fuel production.  Additionally, the versatility of the crop allows for planting on diverse soil types and varied climate conditions.  This permits the widespread planting of Jatropha without the need to clear existing forest.

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According to The Global Exchange for Social Investment, which produces the industry leading GEXSI Jatropha Report , approximately 900,000 hectares (2,160,000 acres) of Jatropha have already been planted worldwide through 242 Jatropha projects.  Moreover, such source reports that the number and size of Jatropha projects currently being developed are increasing sharply, with anticipation that over the next 5-7 years approximately 1.5 to 2 million (3.6 million to 4.8 million acres) of Jatropha will be planted.  This will result in a total of approximately 13 million hectares (31.2 million acres) by 2015.  The estimated investment to support this growth is expected to be at least $1 billion US dollars annually for each of the next seven years.

In our planting and farming program, the Company has to date:

•	leased a ten hectare plant farm in Costa Rica containing 40,000 trees, which will be used for tree cuttings (which can either be sold to third parties or used for the Company’s own planting needs), as well as ongoing plant trials;

•	entered into an Agrarian Parcel Agreement with a landowner in Costa Rica for a combined 1,000 hectares of land on which we plan to commence our planting operations. We intend to ultimately expand our planting operations to encompass up to 100,000 hectares of land; and

•	used local consultants in the biofuels industry on an “as needed” basis to enhance our agronomy, farm engineering and management and biodiesel production expertise.

As a result, AFAI believes that it now possesses sufficient agronomy, biology, plant science, farm management and crop development skills needed to execute its farming program.  We estimate that it will take between four to seven years to fully implement our planting program with a total of up to 100,000 hectares of land.

Algae

Scientists have established that Botryococcus Braunii, an ancient strain of algae, is the primary carbon chain component for today’s fossil fuels, having transformed into their current state during the past 500 million years.  It is upon this science that the current notion that the cultivation and processing of algae could lead to the rapid production of green oil.

The following interesting facts point to the potential of algae:

•	Studies have shown that some species of algae can produce up to 60% of their dry weight in the form of oil.

•	Because the cells grow in aqueous suspension, they have more efficient access to water, CO 2 and dissolved nutrients.

•	Microalgae are capable of producing large amounts of biomass in algal ponds or photobioreactors.

Biodiesel Production

After harvesting feedstock, biofuel production is a two-step process.  First, crude biofuel is extracted from plant matter through a crushing process, which is similar to the production of cooking oil.  Thereafter, the crude biofuel is refined into commercial grade biodiesel through a process known as tranesterification, where a chemical catalyst is added to the crude biofuel to separate out certain components known as esters and produce refined biodiesel.

The crushing stage is performed by the same plants which produce cooking oils.  We have determined that existing processing plants in Costa Rica have adequate capacity to commence processing our feedstock into crude biofuel, although we have not entered into agreements with any processor to do so.  We have also identified a tranesterification plant, which has available capacity for us to refine up to 500,000 gallons of biofuel per year, although we have not entered into an agreement to lease such capacity.  Beyond such point, we may be required to construct our own refining facility, which will require a substantial additional capital investment.

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Marketing and Sales

The primary initial potential customers for our biodiesel are Costa Rican municipalities, government agencies and private companies, many of who are being encouraged or under mandate to improve energy efficiency and reduce carbon footprints.  With the assistance of Bioenergy Solutions, we are negotiating off-take agreements with potential customers, pursuant to which they will agree to purchase up to a specified amount of biodiesel (to the extent we produce it).  The price of biodiesel is set by the Costa Rican government.  Our goal will be to produce at least three million (3,000,000) gallons of biodiesel per year within three (3) years of the first harvest.  We have not as yet entered into any off-take agreements.

Ultimately, AFAI plans to establish an in-house marketing and sales force who will focus on raising awareness of AFAI and its biodiesel production and target potential clients in various industries including:

•	transportation (vehicle fleet operators)
•	aviation
•	marine
•	energy generation

Strategic Agreements

AFAI has entered into a number of strategic agreements to implement its business plan.

AFAI is party to an agreement with Bioenergy Solutions, a Costa Rican company, pursuant to which Bioenergy Solutions will, among the matters, assist AFAI with:

•	securing wild feedstock sources

•	leasing land for planting and farming

•	advising as to agronomy and crop science

•	securing crushing and refining compacts

•	hiring workers; and

•	assisting with contacts at all stages of the biodiesel production process

The current agreement is for a one-year term which commenced in January 2012 at a compensation rate of $2,000 per month.

Bioenergy Solutions has assisted the company with securing arrangements which will allow us to harvest wild feedstock from existing farm land for periods of up to ten (10) years. We have signed approximately 150 agreements with independent farms which will be effective, upon registration with the applicable governed authority. Such agreements typically provide AFAI with harvesting rights for a period of five (5) to ten (10) years, cover between 20,000 and 50,000 hectares of land and provide for annual payments to the farmers based upon $.20 per gallon of refined biodiesel produced from wild feedstock, allocated proportionately among the farmers by the weight of wild feedstock harvested from their respective farms.

Bioenergy Solutions is also assisting AFAI with negotiating off-take agreements with potential customers, pursuant to which they will agree to purchase up to a specified amount of biodiesel (to the extent we produce it over a specified term).  The price of biodiesel is set by the Costa Rican government.  We have not as yet entered into any such agreements.

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In November 2011, we entered into a ten-year agreement with an independent third party to lease a ten hectare plant farm in Costa Rica containing 40,000 trees, which will be used for tree cuttings (which can either be sold to third parties or used for the Company’s own planting needs), as well as ongoing plant trials.  The lease provides for annual rental payments of $3,500 in years 1 to 3, $4,500 in years 4 to 6, and $5,000 for the balance of the term.  In addition, we will pay $160,000 for the 40,000 trees in installments over a three year period.

We have also entered into an agrarian Parcel Lease Agreement with an independent third party to lease 1,000 hectares of land in Costa Rica upon which we may commence our planting and farming program.  By mutual agreement of the parties, the lease may be expanded to cover up to 5,000 hectares of land.  The lease agreement, which runs through March 2030, provides for an initial semi-annual rental of $350 per hectare for the first five years, increasing by $50 per hectare for each subsequent five year period.  In addition to planting and farming, we may also perform crude oil extraction process on the land.

Environmental Impact and Business Practices

AFAI plans to adhere, throughout the lifecycle (seed, harvest, processing, waste management) to responsible and economically sustainable business practices.  In this context, sensitive issues such as protection of the ecosystem including water utilization and management (depletion and pollution), land preparation and preservation (nutrient depletion), biodiversity, crop replacement, and other related concerns, will be approached in accordance with guidelines designed to best protect the environment.

AFAI anticipates its lease sites will focus on lands that have either been identified as degraded agricultural lands with scarce localized vegetation, or have been used for short term crops.  Thus, at no point does AFAI intend to engage in the replacement and conversion of forests, wetlands, woodlands, or any other ecosystem that would result in producing greenhouse gas emissions (GHG) that are greater than (exceed) the savings (emissions reductions) generated by planting the proposed feedstock.  Accordingly, the Company does not anticipate incurring any material environmental compliance costs.

AFAI intends to engage all stakeholders in the biofuel value chain so as to be certain to maintain respectful and mutually beneficial operational relationships.  The stakeholders with which the Company will maintain positive dialogue include:

•	farmers;

•	village leaders (where farms are located);

•	company employees;

•	government agencies in each respective country, including those agencies responsible for investment, agriculture, energy, economic development, environment and rural development;

•	local fuel distributors, wholesalers and retailers;

•	local fuel refineries;

•	the oil companies;

•	NGOs in the fuel, environment, business development, poverty alleviation, and regional development sectors; and

•	all other interested parties.
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Government Regulation

The planting, farming and harvesting of feedstock, the extraction of crude biofuel from plant matter and the refining of crude biofuel into biodiesel is not directly subject to government regulation.

In Costa Rica, the price of biodiesel is set by the government and accordingly, the Company’s operations may be adversely impacted by a reduction of such price.  In addition, the demand for biodiesel and therefore, the Company is planned business may be effected by various government initiatives to either encourage or discourage biodiesel production, as well as market factors which increase or decrease the demand for biodiesel.

Competition

The market for biofuels is emerging but is expected to be highly competitive. In Costa Rica, as the price of biodiesel is set by the government, competition is mostly focused on customer service and being able to efficiently meet customer demand for supply on an ongoing basis. The Company will likely face significant competition from other biofuel companies, as well as from more traditional energy and fuel companies which may enter the biofuels market. Many of these competitors and potential competitors will have far greater experience, more extensive industry contacts and greater financial resources than the Company.

Employees

As of the date of this Annual Report, the Company has six employees including our Chief Operating Officer, Chief Science Officer, County Manager (Costa Rica) and two support staff. Additional employees will be hired in the future as our business expands. We anticipate employing approximately 30 persons by the time we commercially launch our planned biofuels business.

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Item 1A.	Risk Factors

Our shares of common stock are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock.  Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects.  If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected.  In such case, you may lose all or part of your investment.  You should carefully consider the risks described below and the other information in this process before investing in our common stock.

We have a limited operating history with our current business.

The Company was incorporated in 1993 and has engaged in a number of businesses as a private and subsequently, a publicly held company, including the online sale of specialty foods, online marketing and website development.

The business of AFAI, which the Company acquired in January 2010 and on which the Company plans to focus its efforts, is in the development stage and has generated no revenues to date.  It is subject to all the problems, expenses, difficulties, complications and delays encountered in establishing a new business, including the planting, harvesting and processing of high yield oil crops and the rating of biodiesel fuel.  The Company does not know if it will become commercially viable and ever generate significant revenues or operate at a profit.

The Company will require additional financing to become commercially viable.

To date, the Company has funded its development activities primarily through private placements of its securities, which have raised approximately $643,965 and $572,500 during the years ended December 31, 2011 and 2010.  The Company will require additional financing of approximately $2,500,000 to $3,000,000 to commercially launch its planned biofuels business.  The Company incurred net losses of $1,361,285 and $371,908 for the years ended December 31, 2011 and 2010, respectively.  Moreover, as of December 31, 2011, we had a total stockholders’ deficit of $1,038,711 and the independent auditors report for the year ended December 31, 2011 includes an explanatory paragraph stating that our lack of revenues and working capital raise substantial doubt about our ability to continue as a going concern.  While we are seeking to raise additional financing either through government grants and incentives or additional private securities offerings, we have no commitments or firm plans to raise the additional financing and there can be no assurance that necessary additional financing will be available to the Company, on favorable terms or otherwise.  Moreover, any such additional financing may dilute the interests of existing stockholders.  The absence of additional financing, when needed, could cause the Company to delay implementation of its business plan in whole or in part, curtail its business activities and seriously harm the Company and its prospects.

The marketing and market acceptance of biodiesel fuels may not be as rapid as AFAI expects.

The market for biodiesel is rapidly evolving and activity in the sector is expanding rapidly.  Demand and market acceptance for biodiesel are subject to uncertainty and risk, as changes in the price of fossil diesel and possible adverse reactions by the major oil companies could influence and denigrate demand.  AFAI cannot predict whether, or how fast, this market will grow or how long it can be sustained.  If the market for biodiesel develops more slowly than expected or becomes saturated with competitors, AFAI’s operating results could be adversely impacted.

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There is no assurance that our business will be profitable or that it will succeed.

The Company has constructed what it believes to be a sound and well-conceived business model, but it cannot, with certainly, project the success of its implementation.  Prospective investors should consider the risks, expenses and uncertainties that an early stage corporation like AFAI will need to overcome.  These risks include the Company’s ability or inability to: (i) execute all aspects of its “seed-to-pump” operations; (ii) achieve commercial acceptance of the biodiesel it expects to sell (iii) expand the existing businesses beyond the current pilot project and into neighboring Latin American countries; (iv) achieve financing as set forth above to fund the next stages of the plan of operation; and (v) respond effectively to competitive pressures.  If the Company is unsuccessful in these addressed risks, the business, financial condition and results of operations will be adversely affected and the business may fail.

AFAI must effectively meet the challenges of managing expanding operations.

The Company’s business plan anticipates that operations will undergo significant expansion.  This expansion will require the Company to establish operations in Latin America and manage a larger and more complex organization, including construction and operation of a refining facility when our capacity exceeds 500,000 gallons per year.  This growth could place a significant strain on our managerial, operational and financial resources.  To accommodate this growth, AFAI must successfully expand the agricultural, technical and human resource practices established and verified as effective.  Management may not succeed with these efforts.  Failure to expand in an efficient manner could cause expenses to be greater than anticipated, revenues to grow more slowly than expected and could otherwise have an adverse effect on the business, financial condition and results of operations.

The Company’s strategic relationships are new to AFAI.

AFAI has entered into an agreement with Bioenergy Solutions and established relationships with local consultants in the biofuels industry, that are expected to significantly contribute to the Company’s depth of knowledge in agronomy and farm management practices and facilitate its introduction to landowners, processing and refining facilities and feedstock development companies.  The Company is subject to certain risks associated with these new business relationships, including, among others, risks relating to business relations, managerial efficiency and effectiveness with Company business and operations.

AFAI is part of an emerging industry.

The Company is engaging in an aggressive plan of growth in an emerging industry that has yet to fully define competitive, operational, financial and other parameters for successful operations.  While the biofuels industry is now global, few companies have reached large scale “seed-to-pump” production capacity and there are certainly errors being made as the quest for growth is pursued.  Additionally, new technologies and agricultural techniques, as well as new crops, may be introduced after the Company has substantially committed to less advantageous legacy processes and feedstock sources, leaving the Company to choose between the cost of upgrading and the continued use of obsolete processes and feedstock.  By aggressively pursuing growth prior to other companies demonstrating where the pressure points of the industry lay may cause the Company to make errors, restricting some or all of its ability to perform in accordance with its expectations.

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AFAI must secure sources of feedstock and the ability to process feedstock into biodiesel.

In order to achieve any level of success, AFAI will be required to secure a commercially reasonable level of feedstock to process into biodiesel, as well as the capacity to crush plant matter into crude biofuel and then refine it into commercial grade biodiesel.  We have signed agreements with approximately 150 agreements with independent farmers, which will be effective upon registration with the applicable government authority.  We have also identified facilities which will enable us to lease sufficient crushing and refining capacity to commence commercial operations, but has not entered into any agreements with these facilities.  Moreover, if and when our operations expand, we will need to secure additional crushing and refining capacity.  Accordingly, there can be no assurance that the Company can achieve these goals on commercially reasonable terms, in which case, its business may be substantially harmed.

We have not undertaken any significant marketing efforts and we have only limited marketing experience in the biodiesel fuel arena.

As we are in the development stage, we have not undertaken any significant marketing efforts for our planned biodiesel products.  Moreover, we have only limited marketing experience in the biodiesel fuel arena.  Accordingly, there is no assurance that any marketing strategy we develop can be successfully implemented or if implemented, that it will result in significant sales of our planned biodiesel fuel products.

AFAI will be subject to the risks involved in operating in Latin America.

The Company anticipates operating throughout Latin America.  Prior to entering a country, the Company will be tracking United States State Department advisories and news and analyst sources to determine if an unacceptable level of risk is evolving.  Nonetheless, the region has had periods of political unrest and instability and there is no assurance that the countries within which the Company sets up farms and operations will remain stable for the entire duration of the AFAI presence. Any changes in the political environment could result in losses to the Company.

Our business will be affected by changes in governmental regulation.

The biofuels industry is regulated by government policy, primarily as regards mandated usages, product production and product standards.  There can be no assurance that we can comply with all applicable regulations.  Countries we operate in may elect not to enforce the regulations, or may change the regulations in ways that adversely affect our business.

 We will be subject to the risks of foreign legal systems.

AFAI plans to be involved in the leasing or acquisition of land, the creation of joint ventures, the production of fuel (a regulated activity), and operations in a number of different legal jurisdictions.  The laws regulating these activities, the legal precautions required to protect the Company and its investors, and the compliance with local regulations will need to be conducted in conjunction with local attorneys.  While the Company plans to ascertain the competency of its legal advisors in each country of operation, it can make no guarantee that the legal advice given will be accurate.  Nor can it be certain that the legal procedures followed by the Company, on advice of legal counsel, will indicate the best course of action.

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Our business will be affected by factors influencing the market for fuel products.

Price risk reflects the variability in supply and demand, as driven by geopolitics, business cycles and other factors.  The price of fossil diesel fuel strongly affects the price that can be claimed for biofuel.  A sharp decline in fossil fuel prices would result in a mandatory drop in biofuel prices, regardless of the fixed production costs associated with the agricultural, crushing and tranesterification components of the business.

The Company will be subject to other operating risks which may adversely affect the Company’s financial condition.

Our planned operations will be subject to risks normally incidental to manufacturing operations which may result in work stoppages and/or damage to property.  This may be caused by:

•	breakdown of crushers;

•	breakdown of the processes that create fuel products;

•	labor disputes;

•	fluctuations in foreign exchange rates;

•	imposition of new government regulations;

•	sabotage by operational personnel;

•	cost overruns; and

•	fire, flood, or other acts of God.

The Company will likely face significant competition.

The markets for biofuels are energy generation and transportation which are highly competitive.  The Company will likely face significant competition from other biofuel companies, as well as from more traditional energy and fuel companies which may enter the biofuel market.  Some of these competitors or potential competitors have greater experience, more extensive industry contacts and greater financial resources than the Company.  There can be no assurance that the Company can effectively compete.

We currently rely on certain key individuals and the loss of one of these key individuals could have an adverse effect on the Company.

Our success depends to a certain degree upon certain key members of our management.  These individuals are a significant factor in our growth and success.  The loss of the service of members of the management and advisory board could have a material adverse effect on our company.  In particular, the success of our company is highly dependent upon the efforts of our CEO and COO who have gained significant knowledge of and established important relationships in the Costa Rican biofuels market, the loss of whose services would have a material adverse effect on the success and development of our Company.  Additionally, we do not anticipate having key man insurance in place in respect of our directors and executive officers in the foreseeable future.

14

The Company’s success will be dependent in part upon its ability to attract qualified personnel and consultants.

The Company’s success will be dependent in part upon its ability to attract qualified creative marketing, sales and product development teams.  The inability to do so on favorable terms may harm the Company’s proposed business.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  As defined in Securities Exchange Act of 1934 Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees.  During the course of our testing, we may identify other deficiencies that we may not be able to timely remediate.  In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.  If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

15

The costs of being a public company could result in us being unable to continue as a going concern.

As a public company, we are required to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control.  The costs of this compliance could be significant.  If our revenues do not increase and/or we cannot satisfy many of these costs through the issuance of our shares, we may be unable to satisfy these costs in the normal course of business which would result in our being unable to continue as a going concern.

Our Certificate of Incorporation and By Laws provide for indemnification of officers and directors at our expense and limit their liability that may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Certificate of Incorporation and Bylaws provide for the indemnification of our officers and directors.  We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The market for our common stock is extremely limited and sporadic.

Our common stock is quoted on the OTC Pink Market.  The market for our common stock is extremely limited and sporadic and the last trade for our common stock was on November 10, 2010.  Trading in stock quoted on the OTC Pink Market is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.  This volatility could depress the market price of our common stock for reasons unrelated to operating performance.  Moreover, the OTC Market is not a stock exchange, and trading of securities in the OTC Market is often more sporadic than the trading of securities listed on a quotation system like Nasdaq, or a stock exchange like NYSE/AMEX.  Accordingly, stockholders may have difficulty reselling any of their shares.

Our common stock is a penny stock.  Trading of our common stock may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our common stock.

Our stock is a penny stock.  The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.”  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

16

In addition to the “penny stock” rules promulgated by the SEC, FINRA (the Financial Industry Regulatory Authority) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers.  FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

Company management believes that the market for penny stocks has suffered from patterns of fraud and abuse.  Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to a promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•	Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws that prohibit trading absent compliance with individual state laws.  These restrictions may make it difficult or impossible to sell shares in those states.

There is currently no established public market for our common stock, and there can be no assurance that any established public market will develop in the foreseeable future.  Transfer of our common stock may also be restricted under the securities laws and regulations promulgated by various states and foreign jurisdictions, commonly referred to as “blue sky” laws.  Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions.  Because the securities being registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares, and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.  These restrictions prohibit the secondary trading of our common stock.  We currently do not intend to and may not be able to qualify securities for resale in a number of states that do not offer manual exemptions and require shares to be qualified before they can be resold by our shareholders.  Accordingly, investors should consider the secondary market for our securities to be a limited one.

17

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders.  Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock.  As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

The ability of our principal stockholders, including our CEO, to control our business may limit or eliminate minority stockholders’ ability to influence corporate affairs.

Our principal holder of our common stock and the holders, including our CEO, of our Series C Convertible Preferred Stock which votes on an “as-converted” basis together with shares of our common stock as a single class, have approximately 76.1% voting control.  Because of their stock ownership, they are in a position to significantly influence membership of our board of directors, as well as all other matters requiring stockholder approval.  The interests of our principal stockholders may differ from the interests of other stockholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other officers and directors and other business decisions.  The minority stockholders have no way of overriding decisions made by our principal stockholders.  This level of control may also have an adverse impact on the market value of our shares because our principal stockholders may institute or undertake transactions, policies or programs that result in losses may not take any steps to increase our visibility in the financial community and / or may sell sufficient numbers of shares to significantly decrease our price per share.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock.  We do not expect to pay cash dividends on our common stock at any time in the foreseeable future.  The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider.  Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

The conversion of our outstanding preferred stock would result in the issuance of 23,918,222 shares.  Accordingly such “market overhang” could adversely impact the market price of our common stock.

We have 55,120 shares of Series C Convertible Preferred Stock outstanding, all of which are held by our CEO and another stockholder, which can be converted into 23,918,222 shares of common stock.  Such “market overhang” could adversely impact the market price of our common stock as a result of the dilution which would result if such securities were converted into shares of common stock.

18

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange/NYSE/AMEX and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance.  These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market.  Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with voluntary compliance, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees.  As a result, directors have the ability, among other things, to determine their own level of compensation.  Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations as a result thereof.

We intend to comply with all corporate governance measures relating to director independence as and when required.  However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002.  The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

Item 2.	Properties

We do not own any real property.  We maintain office space at 2131 Hollywood Boulevard, Suite 401, Hollywood, Florida 33020, pursuant to the terms of a commercial office lease providing for rental payments of $1,200 per month.  The term of the office lease expires on January 31, 2013.

See “Item 1. Business - Strategic Agreements” above with respect to our leases of land in Costa Rica.

Item 3.	Legal proceedings

Currently there are no legal proceedings pending or threatened against us.  However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in any such matter may harm our business.

Item 4.	MINE SAFETY DISCLOSURES

Not applicable.

19

PART II

Item 5.	Market for Registrant’s Common Equity and Related Stockholder Matters

Extremely Limited and Sporadic Market for Common Stock

Our common stock is currently traded on the OTC Pink Market under the symbol “AFAI PK.”  Such market is extremely limited and sporadic and the last trade of our common stock was on November 10, 2010.  We anticipate making an application for trading of our common stock on the OTC Bulletin Board or another exchange.  We can provide no assurance that our shares will be traded on the OTC Bulletin Board or another exchange, or if traded, that an actual public market will ever materialize.

The following table sets forth the range of high and low bid quotations, obtained from www.bloomberg.com , for our common stock as reported each of the periods indicated.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Quarter Ended	High	Low

2010
March 31, 2010	$12.00	$0.10
June 30, 2010	$6.00	$3.00
September 30, 2010	$6.00	$3.00
December 31, 2010 (1)	$5.00	$3.00

2011
March 31, 2011 (1)	$-	$-
June 30, 2011 (1)	$-	$-
September 30, 2011 (1)	$-	$-
December 31, 2011 (1)	$-	$-

(1)	Our common stock has not traded since November 10, 2010.

OTC Pink Market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities’ laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask  price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and; (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

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The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules.  Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

As of May 18, 2012, we have approximately 475 holders of record of our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

At December 31, 2011, we had 2,500,000 shares of common stock reserved for issuance under our 2011 Incentive Stock Plan. No options or awards were granted thereunder as of such date.

Item 6.	Selected Financial Data

Not applicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We had no revenue for the years ended December 31, 2011 and 2010.

Professional fees increased $692,437, or 505%, to $829,551 for the year ended December 31, 2011 from $137,114 for the year ended December 31, 2010. The increase is attributable to the ramp up of professional fees needed to pursue our planned business strategy. Salaries and wages increased $27,925, or 10%, to $300,000 for the year ended December 31, 2011 from $272,075 for the year ended December 31, 2010. The increase is attributable to agreed upon increases in salaries. Other selling, general and administrative expenses increased $82,287, or 131%, to $145,317 for the year ended December 31, 2011 from $63,030 for the year ended December 31, 2010. The increase is attributable to the ramp up of computer, phone and travel expenses needed to pursue our planned business strategy.

Interest expense in the years ended December 31, 2011 and 2010 were $86,417 and $91,000, respectively, primarily representing interest expense on our convertible notes. There was non recurring income in 2010 of $191,311 representing the settlement of accounts payable.

Net losses for years ended December 31, 2011 and 2010 were $1,361,285 and $371,908, respectively.

21

Liquidity and Capital Resources

As of December 31, 2011, total current assets were $25,192 as compared to $72,072 on December 31, 2010.  The decrease in total current assets was attributable to the use of cash for operating activities during 2011.  Total current liabilities decreased by $406,783 to $1,143,696 at December 31, 2011, as compared to the $1,550,479 balance as at December 31, 2010.

As of December 31, 2011, other assets were $160,000 compared to $20,000 at December 31, 2010. The increase is attributable to the acquisition of mature trees in Costa Rica.

For the year ended December 31, 2011, we raised $643,965 from the sale of 5,079,294 shares of our common stock in private offerings.

Net cash provided by (used in) operating activities was $(1,075,535) during 2011 compared to $524,345 for 2010. This change principally results from our increased net loss from operation.

Net cash flow used in investment activities was $7,710 in 2011 due primarily to the acquisition of certain assets compared with $15,643 in 2010.

Net cash provided by financing activities 2011 was $1,036,365 compared to $572,510 in 2010.

At December 31, 2011, the Company had a net working capital deficiency of $1,118,504 and has no cash flows from operating activities during the year then ended.  The Company acknowledges that current operations may not allow the Company to generate positive working capital in the near future. On January 6, 2010, NetSpace International Holdings, Inc. acquired Alternative Fuels America, Inc., in a merger transaction. Although management believes that it will be able to successfully execute its business plan, which includes third party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard.

Our primary source of capital to develop and implement our business plan has been from private placements of our securities.  During the years ended December 31, 2011 and 2010, we generated approximately $643,965 and $572,510 from the sale of an aggregate of 5,079,294 and 5,570,000 shares of our common stock respectively, to “accredited investors” (as such term is defined in Rule 501 under the Securities Act of 1933) at prices ranging from $.10 to $.50 per share.

The Company will require additional financing of approximately $2,500,000 to $3,000,000 to commercially launch its planned biofuels business.  Our independent auditors report for the year ended December 31, 2011 includes an explanatory paragraph strategy that our lack of revenues and working capital raise substantial doubt about our ability to continue as a going concern.  While we are seeking to raise additional financing, either through government grants and loans or additional securities or offerings, there can be no assurance that additional financing will be available to the Company when needed, on favorable terms or otherwise.  Moreover, any such additional financing may dilute the interests of existing stockholders.  The absence of additional financing, when needed, could cause the Company to delay implementation of its business plan in whole or in part, curtail its business activities and seriously harm the Company and its prospects.

22

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates included deferred revenue, costs incurred related to deferred revenue, the useful lives of property and equipment, the useful lives of intangible assets and accounting for the business combination.

Fair Value of Financial Instruments

Recorded financial instruments consist of accounts payable, short-term debt obligations, convertible debt and long-term debt obligations.  The related fair values of these financial instruments approximated their carrying values due to either the short-term nature of these instruments or based on the interest rates currently available to the Company.

Earnings Per Share

Basic earnings per share are computed based on weighted average shares outstanding during the period.  Diluted earnings per share are computed using the weighted average number of common and dilutive common stock equivalent shares outstanding during the period.  Dilutive common stock equivalent shares consist of the dilutive effect of debenture common stock equivalents and potentially convertible employee compensation.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes.  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more-likely-than-not” criteria of ASC 740.

23

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Recently Issued Accounting Pronouncements

ASU 2011-08 – Testing Goodwill for Impairment

The FASB recently issued Accounting Standards Update (ASU) 2011-08, Testing Goodwill for Impairment, to give both public and nonpublic entities the option to qualitatively determine whether they can bypass the two-step goodwill impairment test under FASB Accounting Standards Codification (ASC) 350-20, Intangibles – Goodwill and Other: Goodwill.

Under the new guidance, if an entity chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, it would then perform Step 1 of the annual goodwill impairment test in ASC 350-20 and, if necessary, proceed to Step 2. Otherwise, no further evaluation would be necessary. The decision to perform a qualitative assessment is made at the reporting unit level, and an entity with multiple reporting units may utilize a mix of qualitative assessments and quantitative tests among its reporting units.

The amended guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted.

ASU 2011-05 – Presentation of comprehensive income

ASU 2011-05 was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders’ equity. Instead, the new guidance now requires entities to present all nonowner changes in stockholders’ equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements.

All entities that report OCI items will be impacted by the changes in this ASU. The components of OCI have not changed, nor has the guidance on when OCI items are reclassified to net income; however, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

24

The amendments to ASC 220, Comprehensive Income, included in ASU 2011-05, Presentation of Comprehensive Income, are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities and for interim and annual periods thereafter. The amended guidance must be applied retrospectively and early adoption is permitted. The Company does not expect the adoption of this recently issued accounting pronouncement to have a significant impact on its results of operations, financial position or cash flows.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), and the Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

25

Item 8.	Financial Statements and Supplementary Data

ALTERNATIVE FUELS AMERICAS, INC.,

A Development Stage Company

26

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Alternative Fuels America, Inc.

We have audited the accompanying balance sheet of Alternative Fuels America, Inc. (a State of Delaware corporation) as of December 31, 2011 and 2010 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Fuels America, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's dependence on outside financing, lack of sufficient working capital, and recurring losses from operation raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

De Meo, Young, McGrath

/s/ De Meo, Young, McGrath

Fort Lauderdale, Florida

May 18, 2012

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ALTERNATIVE FUELS AMERICAS INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Current assets
Cash	$25,192	$72,072
Total current assets	25,192	72,072

Property and equipment, net	15,143	9,433

Other assets	160,000	20,000

Total assets	$200,335	$101,505

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued expenses	$790,313	$625,312
Accrued interest	3,000	275,167
Current portion of installment agreement	53,333	-
Loan payable	297,050	-
Convertible promisory notes	-	650,000
Total current liabilities	1,143,696	1,550,479

Installment agreement	95,350	-

Total liabilities	1,239,046	1,550,479

Commitments and contingencies	-	-

Stockholders' deficit
Convertible Preferred stock - Series C, $.001 par value. 10,000,000 shares authorized, 100,000 shares issued at December 31, 2011 and 2010, respectively	100	100
Common stock, $0.001 par value. 250,000,000 shares authorized. 64,706,131 and 12,723,504 shares issued at December 31, 2011 and 2010, respectively	64,706	12,723
Additional paid-in capital	2,295,007	575,442
Deficit accumulated during the development stage	(3,398,524)	(2,037,239)

Total stockholders' deficit	(1,038,711)	(1,448,974)

Total liabilities and stockholders' deficit	$200,335	$101,505

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE FUELS AMERICAS INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Cumulative From Inception to December 31, 2011	For the Years Ended December 31,
	(Unaudited)	2011	2010

Revenues	$-	$-	$-
Cost of sales	-	-	-

Gross profit	-	-	-

Selling, general and administrative expenses
Professional fees	1,352,552	829,551	137,114
Salaries and wages	692,075	300,000	272,075
Other	1,164,124	145,317	63,030

Loss from operations	(3,208,752)	(1,274,869)	472,219

Other income (expenses)
Settlement of accounts payable	191,311	-	191,311
Interest expense	(381,084)	(86,417)	(91,000)

Loss before income taxes	(3,398,524)	(1,361,285)	(371,908)

Income taxes	-	-	-

Net loss	$(3,398,524)	$(1,361,285)	$(371,908)

Weighted shares outstanding		20,887,109	9,705,404
Loss per share, primary and fully diluted		$(0.07)	$(0.04)

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE FUELS AMERICAS INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDER’S DEFECIT

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Preferred Stock		Common Stock
	Shares Issued	Amount	Shares Issued	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
						(Unaudited)
Stockholders’ deficit January 1, 2008	-	$-	499,367	$499	$-	$(1,070,831)	$(1,070,332)
Net loss for the year ended December 31, 2008	-	-	-	-	-	(287,500)	(287,500)
Stockholders’ deficit December 31, 2008	-	-	499,367	499	-	(1,358,331)	(1,357,832)
Net loss for the year ended December 31, 2009	-	-	-	-	-	(307,000)	(307,000)
Stockholders’ deficit December 31, 2009	-	-	499,367	499	-	(1,665,331)	(1,664,832)

Shares issued in connection with Netspace merger	100,000	100	6,567,247	6,567	(100)	-	6,567
Issuance of common stock for cash	-	-	5,570,000	5,570	566,940	-	572,510
Issuance of common stock for accounts payable	-	-	86,890	87	8,602	-	8,689
Net loss for the year ended December 31, 2010	-	-	-	-	-	(371,908)	(371,908)
Stockholders’ deficit December 31, 2010	100,000	100	12,723,504	12,723	575,442	(2,037,239)	(1,448,974)

Issuance of common stock for cash	-	-	5,079,294	5,080	638,885	-	643,965
Issuance of common stock for services	-	-	3,570,000	3,570	115,430	-	119,000
Conversion of convertible note payable and related interest	-	-	43,333,333	43,333	965,250		1,008,583
Net loss for the year ended December 31, 2011	-	-	-	-	-	(1,361,285)	(1,361,285)
Stockholders’ deficit December 31, 2011	100,000	$100	64,706,131	$64,707	$2,295,007	$(3,398,524)	$(1,038,710)

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE FUELS AMERICAS INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Cumulative
	From Inception
	to December 31,	Years Ended December 31,
	2011	2011	2010
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(3,398,524)	$(1,361,285)	$(371,908)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	2,500	2,000	500
Stock issued for services	119,000	119,000	-
Stock issued for liabilities	8,689	-	8,689
Merger expenses	6,567	-	6,567
Changes in operating assets and liabilities:
Other assets	(160,000)	(140,000)	(20,000)
Accounts payable and accrued expenses	699,860	251,417	900,497
Installment payable, current portion	53,333	53,333	-
Net cash used in operating activities	(2,668,575)	(1,075,535)	524,345

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(17,643)	(7,710)	(15,643)
Net cash used in investing activities	(17,643)	(7,710)	(15,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible promisory notes	650,000	-	-
Proceeds from installment agreement, net	95,350	95,350	-
Proceeds from loan payable	297,050	297,050	-
Proceeds from sale of common stock	1,669,010	643,965	572,510
Net cash provided by financing activities	2,711,410	1,036,365	572,510

Net increase (decrease) in cash	25,192	(46,880)	1,081,212

Cash and equivalents, beginning of period	-	72,072	-

Cash and equivalents, end of period	$25,192	$25,192	$1,081,212

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Payment of taxes	$-	$-	$-
Payment of interest	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:
Sahres issued for conversion of convertible note payable and related interest	$1,008,583	$1,008,583	$-
Shares issued in connection with Netspace merger	$6,567	$-	$6,567

The accompanying notes are an integral part of these financial statements.

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Note 1. Description of Business and Significant Accounting Policies

Organization

Alternative Fuels Americas Inc. (the “Company”) was incorporated in the state of Delaware on April 22, 1993 under the name Sterling Partners Inc. On January 21, 1999 a Certificate of Amendment to the Certificate of Incorporation was filed changing the Company’s name from Sterling Partners Inc. to GourmetMarket.com, Inc. On January 29, 1999 a Certificate of Merger was filed whereby GourmetMarket.com, Inc., the Company, merged with GourmetMarket.com, a California entity with the Company being the surviving entity. On August 8, 2001 a Certificate of Amendment to the Certificate of Incorporation changing the Company’s name to TargitInteractive, Inc. On May, 11, 2007 a Certificate of Amendment to the Certificate of Incorporation was filed changing the Company’s name to NetSpace International Holdings, Inc. and entered into the development stage. In January 2010, the Company acquired all of the capital stock of Alternative Fuels Americas, Inc, a Florida Corporation and commenced its present business. On October 13, 2010 a Certificate of Amendment to the Certificate of Incorporation was filed changing Company’s name to Alternative Fuels Americas, Inc.

Business and Nature of Operations

The Company is a development stage company which intends to be a “seed to pump” biofuels company focusing on Latin America. As a “seed to pump” biofuels company, we plan to be involved in every phase of the biofuels production process, from growing plants suitable for conversion into biofuels, to extracting crude oils from plant matter and ultimately refining crude oil into international grade biodiesel and selling it to end users.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included deferred revenue, costs incurred related to deferred revenue, the useful lives of property and equipment, the useful lives of intangible assets and accounting for the business combination.

Fair Value of Financial Instruments

Recorded financial instruments consist of accounts payable, short-term debt obligations, convertible debt and long-term debt obligations. The related fair values of these financial instruments approximated their carrying values due to either the short-term nature of these instruments or based on the interest rates currently available to the Company.

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Earnings Per Share

Basic earnings per share is computed based on weighted average shares outstanding during the period. Diluted earnings per share is only computed if the Company has net income; otherwise it would be antidilutive. Diluted earnings per share is computed using the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. Dilutive common stock equivalent shares consist of the dilutive effect of debenture common stock equivalents and potentially convertible employee compensation.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes.  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Reclassifications

Certain amounts in 2010 were reclassified to conform to the 2011 presentation. These reclassifications had no effect on net loss for the periods presented.

Note 2.   New Accounting Pronouncements

ASU 2011-08 – Testing Goodwill for Impairment

The FASB recently issued Accounting Standards Update (ASU) 2011-08, Testing Goodwill for Impairment, to give both public and nonpublic entities the option to qualitatively determine whether they can bypass the two-step goodwill impairment test under FASB Accounting Standards Codification (ASC) 350-20, Intangibles – Goodwill and Other: Goodwill.

Under the new guidance, if an entity chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, it would then perform Step 1 of the annual goodwill impairment test in ASC 350-20 and, if necessary, proceed to Step 2. Otherwise, no further evaluation would be necessary. The decision to perform a qualitative assessment is made at the reporting unit level, and an entity with multiple reporting units may utilize a mix of qualitative assessments and quantitative tests among its reporting units. The amended guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted.

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ASU 2011-05 – Presentation of comprehensive income

ASU 2011-05 was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders’ equity. Instead, the new guidance now requires entities to present all nonowner changes in stockholders’ equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements.

All entities that report OCI items will be impacted by the changes in this ASU. The components of OCI have not changed, nor has the guidance on when OCI items are reclassified to net income; however, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments to ASC 220, Comprehensive Income, included in ASU 2011-05, Presentation of Comprehensive Income, are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities and for interim and annual periods thereafter. The amended guidance must be applied retrospectively and early adoption is permitted. The Company does not expect the adoption of this recently issued accounting pronouncement to have a significant impact on its results of operations, financial position or cash flows.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), and the Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Note 3. Going Concern

At December 31, 2011, the Company had a net working capital deficiency of $1,118,504 and has no cash flows from operating activities in fiscal 2011. The Company acknowledges that current operations may not allow the Company to generate positive working capital in the near future. On January 6, 2010, NetSpace International Holdings, Inc. acquired Alternative Fuels Americas, Inc., in a merger transaction. Although management believes that it will be able to successfully execute its business plan, which includes third party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard.

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Note 4. Property and equipment

Property and equipment consist of the following at December 31, 2011 and 2010:

	2011	2010
Office Furniture	$17,643	$9,933
Less: Accumulated depreciation	(2,500)	(500)
	$15,143	$9,433

Depreciation expense for the year ended December 31, 2011 and 2010 was $2,000 and $500, respectively.

Note 5. Loan Payable

In 2011 the Company entered into an agreement for a demand loan with a related party for a total amount available up to $500,000. The loan is bearing interest at 8% per annum and is payable on demand. The loan is unsecured. Interest will be accrued on the loan and is payable upon demand. The loan is not convertible into the Company’s common stock. A total of $297,050 was outstanding under this loan at December 31, 2011.

Note 6. Convertible Promissory Notes

The Company issued $650,000 of convertible promissory notes bearing interest at 8% per annum (14% default rate) and payable on July 18, 2007 as part of a $1,000,000 line of credit. The note was purchased out of default by a related party in a private transaction. The convertible promissory notes are convertible into the Company’s common stock at $0.015 per share. In accordance with ASC 470-20 (Debt with Conversion and Other Options), the Company determined that the convertible promissory note did not have a beneficial conversion feature. The convertible promissory note met the definition of “conventional convertible debt” because the number of shares which may be issued upon the conversion of the debt is fixed. The note was bearing interest at 14% and the holder of the note did not pursue any remedies available to them since the note is past due. On December 1, 2011 the convertible promissory notes along with $358,583 of accrued and unpaid interest were converted into 43,333,333 shares of the Company’s common stock.

Note 7. Common and Preferred Stock Transactions

On January 6, 2010 the NetSpace International Holdings, Inc. acquired Alternative Fuels Americas, in a stock for member interest transaction. In exchange for 100% of the member interest in Alternative Fuels Americas the Company issued 100,000 shares of Series C Preferred Stock. This stock is convertible into 43,392,940 shares of the Company’s common stock or $433.93 per share. Subsequent to December 31, 2011 a total of 44,880 of preferred shares were returned to the Company lowering the conversion to 23,918,222 common shares. In addition, the company issued 6,567,247 shares of its common stock to the existing shareholders and the former convertible promissory note holder of NetSpace International Holdings. In that both of these company’s were inactive at the time a nominal value of $6,567 was ascribed to the transaction.

35

On July 27, 2010 the Company effectuated a 200 for 1 reverse stock split. All share and per share numbers reflect this transaction.

During 2010 the Company issued 5,570,000 shares of common stock for cash proceeds of $572,500.

In 2009 the Company entered into an agreement with two consultants to settle their outstanding payable of $200,000 in exchange for 86,890 shares of common stock. This common stock issued in this transaction was valued at $0.10 per share, the fair market value of the stock at the time. This resulted in a gain on the settlement of the payable of $191,311.

During 2011 the Company issued 8,649,294 shares of common stock for cash proceeds of $643,965.

In 2011 the Company issued consultants 3,570,000 shares of common stock. The shares were valued at $119,000, the fair market value of the stock at the time. The Company used a Level 3 fair value measurement to determine fair market value, which are significant unobservable inputs as defined in ASC 820, previously SFAS No. 157 “Fair Value Measurements”. These shares were issued with a twelve month right of recession by the Company which resulted in a 75% discount to the then market value of the common stock. The then market value of the stock was determined by using the value of shares being sold under the Company’s private placement at the time.

On December 1, 2011 the convertible promissory note totaling $650,000 along with $358,583 of accrued and unpaid interest were converted into 43,333,333 shares of the Company’s common stock.

Note 8. Income taxes

The components of deferred income tax assets and liabilities are as follows:

	December 31,
	2011	2010
Long-term deferred tax assets:
Net operating loss carryforward	975,458	531,593
Total long-term deferred tax assets	975,458	531,593
Valuation allowance	(975,458)	(531,593)
Net deferred tax assets (liabilities)	$-	$-

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The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes principally because of the of the valuation allowance on net deferred tax assets for which realization is uncertain.

Our Federal net operating loss (“NOL”) carryforward balance as of December 31, 2011 was $3,300,000, expiring between 2011 and 2030. NOL utilization may be subject to a limitation contained in Internal Revenue Code Section 382. The recapitalization in 2007 and subsequent stock issuances may have substantially limited or eliminated the opportunity to utilize our NOL carryforwards. Management has reviewed the provisions of ASC 740 regarding assessment of their valuation allowance on deferred tax assets and based on that criteria determined that it does not have sufficient taxable income to offset those assets. Therefore, Management has assessed the realization of the deferred tax assets and has determined that it is more likely than not that they will not be realized.  The change in the valuation allowance from December 31, 2010 to December 31, 2011 is $443,865, which reflects the tax loss for the year ended December 31, 2011.

The Company adopted the provisions of ASC 740, previously FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Previously the Company has accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. The statute of limitations is still open on years 2007 and subsequent. The Company recognizes the financial statement impact of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than–not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date the Company applied ASC 740 to all tax positions for which the statute of limitations remained open. As a result of the implementation of ASC 740, the Company did not recognize a material increase in the liability for uncertain tax positions.

The Company is subject to income taxes in the U.S. federal jurisdiction in various states. The tax regulations within each jurisdiction are subject to interpretation of related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2007.

37

Note 9. Related Party Transactions

In 2011 the Company entered into an agreement for a demand loan with a related party in an amount up to $500,000. The loan is bearing interest at 8% per annum and is payable on demand. A total of $297,050 was outstanding under this loan at December 31, 2011.

Note 10. Commitments and Contingencies

In November 2007 the Company entered into two employment agreements, renewable annually, with consultants. The agreements require an annual payment of $48,000. The parties agreed that the compensation may be converted into the common stock of the Company. As of December 31, 2010 conversions have taken place in settlement of both agreements for a total of 86,890 shares of common stock.

In November 2007, and amended January 1, 2010, the Company entered into a consulting agreement, renewable annually at the discretion of the Company, with an outside firm to assist in the development and implementation of its business plan. The agreement requires monthly payments of $15,000 per month. This amount is included in salaries and wages on the statement of operations. On January 1, 2010, the Company entered into a consulting agreement, renewable annually at the discretion of the Company, with an outside firm to provide corporate, financial and strategic council. The agreement requires monthly payments of $15,000 per month.

In March 2011, the Company entered into consulting agreements, renewable annually at the discretion of the Company, with two individuals to assist in the development and implementation of its business plan. The agreements require monthly payments of $10,000 per month in cash or stock at the discretion of the Company. The Company has paid the consultants $105,000 during 2011 and has accrued $95,000 of unpaid consulting fees in connection with these agreements.

In February 2011, the Company entered into a two year lease for office space in Hollywood, Florida. The lease calls for monthly payments of $1,200.

In November 2011, we entered into a ten-year agreement with an independent third party to lease a ten hectare plant farm in Costa Rica containing 40,000 trees, which will be used for tree cuttings (which can either be sold to third parties or used for the Company’s own planting needs), as well as ongoing plant trials. The lease provides for annual rental payments of $3,500 in years 1 to 3, $4,500 in years 4 to 6, and $5,000 for the balance of the term. In addition, we will pay $160,000 for the 40,000 trees in installments over a three year period beginning in November 2011. A total installment payable totaling $148,683, of which $53,333 is current portion, is included on the Company’s balance sheet and the value of the trees is include in other assets on the Company’s balance sheet.

In February 2011, we have also entered into an agrarian Parcel Lease Agreement with an independent third party giving us the option to lease 1,000 hectares of land in Costa Rica upon which we may commence our planting and farming program. This option expires in February 2013. By mutual agreement of the parties, the lease may be expanded to cover up to 5,000 hectares of land. The lease agreement, which would run through March 2030, provides for an initial semi-annual rental of $350 per hectare ($350,000 annually) for the first five years, increasing by $50 per hectare for each subsequent five year period. In addition to planting and farming, we may also perform crude oil extraction process on the land. We have not exercised our option on this lease.

Note 11. Subsequent Events

We have evaluated events and transactions that occurred subsequent to December 31, (their year end) 2011 through April 25, 2012, the date the financial statements were issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures above, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

38

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, President and Acting Chief Financial Officer (our principal executive, financial and accounting officer) to allow for timely decisions regarding required disclosure.

As of December 31, 2011, the end of our fiscal year covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, President and Acting Chief Financial Officer (our principal executive, financial and accounting officer) of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer, President and Acting Chief Financial Officer (our principal executive, financial and accounting officer) concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of internal control include providing management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our Company’s registered public accounting firm pursuant to rules of the SEC that permit our Company to provide only management’s report in this annual report.

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Inherent limitations on effectiveness of controls

Internal control over financial reporting has inherent limitations which include but is not limited to the use of independent professionals for advice and guidance, interpretation of existing and/or changing rules and principles, segregation of management duties, scale of organization, and personnel factors. Internal control over financial reporting is a process which involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis, however these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011, that have materially or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

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PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Our directors and executive officers and their respective ages and titles are as follows:

Name	Age	Position(s) and Office(s) Held

Craig Frank	51	Chairman of the Board, President, Chief Executive Officer, Acting Chief Financial Officer and Director
Dr. Samuel Stern	62	Chief Operating Officer
Ned L. Siegel	60	Vice Chairman of the Board and Director
Max Schuftan	49	Director
Carrie Schwarz	51	Director
Jordi Arimany	34	Director

Set forth below is a brief description of the background and business experience of our directors and executive officers.

Craig Frank became Chairman of the Board, President, Chief Executive Officer and a Director of the Company in January 2010.  In addition, since February 20, 2011, he has also served as our Acting Chief Financial Officer. For the past 13 years, Mr. Frank has served as Chairman and CEO of Tudog International Consulting, a Florida based company with business advisory, business development, market research, training, and merchant banking divisions.  During his tenure at Tudog, Mr. Frank has worked with more than 200 companies from 19 countries.  In addition, in such capacity, he developed the business plan for a biofuels company based in Central America and accordingly, he co-founded Alternative Fuels Americas, Inc., a Florida corporation, to conduct that business, which we acquired in January 2010.  He remains Tudog’s Chairman.  Mr. Frank also serves as a director and a member of the compensation committee of the board of directors of American Locker Group, Inc., a publicly held manufacturer and distributor of lockers, locks and keys.  Mr. Frank is a widely published author with articles on business matters featured in magazines and newsletters internationally, including the publications of the Guatemala America Chamber of Commerce, the Israel Export Institute, the Romania Chamber of Commerce, and the World Association of Small and Medium Sized Enterprises.  He is also an in-demand speaker at international conferences, including the Florida Sterling Council, the International Project Management Association, The Central American Center for Entrepreneurship, and the Israel Center for Entrepreneurial Studies, and the Pino Center for Entrepreneurship at Florida International University.  The Company believes that Mr. Frank’s consulting and entrepreneurial experience brings significant value to our management team.

Dr. Samuel Stern joined the Company as its Chief Operating Officer in February 2011.  Dr. Stern brings to AFAI a wealth of experience in both technical and management fields.  From 2009 until joining the Company, Dr. Stern was an independent consultant based in Miami, Florida.  From 2005 to 2009 Dr. Stern served as the General Director of the Centro Nacional de Acuicultura e Investigaciones Marinas – CENAIM (National Aquaculture and Marine Research Center) in Ecuador.  For over 17 years thereto, he served as General Manager for one of Continental Grain Company’s agribusinesses in Ecuador.  Over his career, Dr. Stern was directly involved in project negotiations, development and execution with multinationals including corporate giants such as Abbott Labs and Schering Plough.  Dr. Stern holds a master’s degree in Oceanography and Marine Biology and a Ph.D. in Life Sciences from the Hebrew University of Jerusalem He has authored scientific publications in peer reviewed journals as well as contributing author to scientific/technical reviews and has presented papers in international forums.  His strong operational experience combined with his technical know-how and his 24 years of residing in South America, make him a welcome addition to our management team.

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Ned L. Siegel has served as a Vice Chairman member of our board of directors since March 2011.  He has served as President of the Siegel Group, Inc. since September 1997, and Managing Member of the Siegel Consulting Group, LLC since November 2009, which provided real estate development and realty management services.  From October 2007 until January 2009, he served as United States Ambassador to the Commonwealth of the Bahamas.  From September 2006 until January 2007, he served as Senior Advisor to the United States Mission for the 61st Session of the United Nations General Assembly.  From January 2003 until October 2007, Mr. Siegel was a member of the board of directors of the Overseas Private Investment Corporation.  From 2003 until 2007, he served as a member of the board of directors of the Caswell-Massey Company, Ltd., a world-wide quality bath and body, home fragrance and gifts company.  Mr. Siegel joined the board of directors of Positive ID Corporation and its audit committee in January 2011.  Mr. Siegel earned a bachelor of arts degree from the University of Connecticut in 1973 and a juris doctorate from the Dickinson School of Law in 1976.  Mr. Siegel was appointed to the board of directors due to his past experience with government appointments and services and his managerial experience.

Max Schuftan, who became a director of the Company in January 2010, has been the Chief Technology Officer of Sonol Israel, an oil company, since May 2007.  For approximately 20 years prior thereto he served as an officer in the Israeli Defense Forces, rising to the rank of Colonel, responsible for all fuel procurement.  Mr. Schuftan is a Chemical Engineer with a degree from the Technical Institute and has a Master’s of Business Administration from Manchester University (Israel Branch).  He was born and raised in Honduras and brings to AFAI critical oil industry know-how and an excellent understanding of Central America.

Carrie Schwarz, who became a director in January 2010, has served as the Managing Partner of Athena Assets Management, a New York based hedge fund specializing in investments of special situation publicly traded securities since 2002.  Ms. Schwarz has also been a Portfolio Manager at Metropolitan Capital, a New York based hedge fund since 2008.  From 1999 to 2001, Ms. Schwarz was an executive at Bank of America Securities, where she built and managed a proprietary Risk Arbitrage Department.  From 1991 to 1999, she founded and managed Athena Investment Partners, L.P., a hedge fund that focused on special situations.  Prior thereto, she was with American Porters, L.P., a hedge fund that focused on risk arbitrage, which she joined as a junior analyst in 1995 and ultimately rose to become Head of Research and a partner.  Ms. Schwarz serves on the board of directors of the American Friends of the Weizmann Institute of Science.  We believe that her financial industry experience makes her a valuable member of the board of directors.

Jordi Arimany, who became a director in January 2010, has served as Vice President of Business Development of First Diversity Management Group, a Cleveland, Ohio-based human capital services company since 2008.  From 2007 to 2008, he served as Associate to the Executive Vice President of Bunco Industrial, in Guatemala City, one of the largest private banks in Central America.  From 2000 to 2007, he was National Business Development Manager to LAFISE (Latin American Financial Services), a Miami, Florida based financial services firm operating throughout Latin America.  Mr. Arimany has a bachelor’s degree in business administration from John Brown University and a Master’s degree in business administration from Regent University.  We believe that his Latin American financial and business experience makes him a valuable member of the board of directors.

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Key Employees

Dr. Arup Sen is a PhD in Biochemistry from Princeton University.  He has published more than 50 articles in peer-reviewed leading journals.  He is an inventor in five U.S. patents and nearly 50 patents or pending applications in other countries.  He has served as the President of Sustainable AgroBiotech, LLC of Puerto Rico, an algae biofuels company, since its inception in 2007.  He is founder and Chairman of Solution Technologies, Inc., which is engaged in commercializing patent pending technologies related to dietary mineral supplements.  From 2006 to 2010 he served as Chief Executive Officer of sustainable Cellulosics, Inc., a biofuels company focused on building an end-to-end technology platform for cellulosic bioethanol.  Prior to 2006, Dr. Sen served in executive management roles since 1982 in biotechnology and pharmaceutical companies, including as CEO of public and private companies in the life science industry.  Prior to his career in the industry, Dr. Sen served on the faculty of Scripps Research Institute in California and at the National Institutes of Health in Maryland.

Dr. W. Wayne Surles, our Director of Research Development since March 2011, is an entomologist with extensive expertise in biology and chemistry.  He has acquired highly diversified international expertise in the agronomic development of products utilized to enhance plant production.  His career entails extensive academic publications in insect/plant interactions along with product and business development in which his scientific background supported international research and development efforts.  As a scientist, Dr. Surles has developed pesticides and application programs and techniques, while directing these projects into financial successes.   Since 2008, Dr. Surles has served as a consultant to various companies in the agricultural and agrichemicals fields, including a number of startups.  From 2004 to 2008, he served as Program Manager for pesticide regulation for the Virginia Department of Agriculture.  For approximately 29 years prior thereto, he was actively involved in a number of international agrichemicals business ventures with a complex of companies now owned by Bayer Corporation.  Although he has actively supported all levels of agrichemical development, production and sales, his passion remains in the agronomic methodology of enhancing plant growth.  Here, his scientific background affords a strong foundation in agronomy, pest control, genetic plant improvement, propagation and nutrition.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders and until a successor is appointed and qualified, or until their removal, resignation, or death.  Executive officers serve at the pleasure of the board of directors.

Board Committees

Four of our five directors are “independent” within the scope of the rules adopted by The Nasdaq Stock Market and the SEC. However, our board of directors does not currently as of yet have an audit committee, a compensation committee, or a corporate governance committee.  We plan to establish such committees in the near future.

Board of Directors Role in Risk Oversight

The board of directors has periodic meetings with management and the Company’s independent auditors to perform risk oversight with respect to the Company’s internal control processes. Our board is currently comprised of a majority of independent directors. The Company believes that the board’s role in risk oversight does not materially affect the leadership structure of the Company.

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Code of Ethics

We do not currently have a Code of Ethics that applies to employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  We plan to adopt a Code of Ethics in near future.

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ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our CEO and former CFO for our last three completed fiscal years for all services rendered to us.  No other executive officer was paid in excess of $100,000 during either of such fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Craig Frank	2011	0	0	0	0	0	0	180,000	180,000
CEO and	2010	0	0	0	0	0	0	120,000	120,000
President (1)	2009	0	0	0	0	0	0	120,000	120,000

Neil Swartz	2011	0	0	0	0	0	0	120,000	120,000
CFO (2)	2010	0	0	0	0	0	0	120,000	120,000

Timothy Hart CFO (3)	2011	0	0	0	0	0	0	23,800	23,800

(1)	Represents $180,000, $114,844, and $0 paid in each of 2011, 2010, and 2009, respectively, and $0, $5,151 and $120,000 accrued in such years respectively, to Tudog International Consulting of which firm Mr. Frank is Chairman and a principal.

(2)	Represents $120,000 and $114,687 paid to and $0 and $5,313 accrued in such years to Birch Capital, Inc. of which firm Mr. Swartz is Chief Executive Officer and a principal. Mr. Swartz resigned as our CFO and a director August 2011.

(3)	Represents $18,800 paid and $5,000 accrued to R3Accounting, LLC of which firm Mr. Hart is the managing member. Mr. Hart became our CFO in August 2011 and resigned from such position in February 2012.

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Employment and Consulting Agreements

The Company is presently not party to any employment agreement with its executive officers. The Company is, however, party to a consulting agreement expiring on December 31, 2012, with Tudog International Consulting, of which firm Craig Frank, our President and CEO is Chairman and a principal.  The Company was also a party to a consulting agreement with Birch Capital, of which firm, Neil Swartz, our former CFO and a director, is Chief Executive Officer and a principal. Pursuant to the consulting agreements which were initially effective in January 2010, Messrs. Frank and Swartz provided executive services to the Company in exchange for a payment of $10,000 per month, which was increased to $15,000 per month effective January 2011. They are also entitled to reimbursement of their reasonable out-of-pocket business expenses. The consulting agreements provide for non-competition and non-disclosure provisions.

The consulting agreement with Birch Capital terminated upon Mr. Swartz's resignation as our CFO and director in August 2011. The board of directors intends to replace its consulting agreement with Tudog International Consulting with an employment agreement with Mr. Frank on comparable terms.

Outstanding Equity Awards at Fiscal Year-End Table

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Equity
								Equity	Incentive
								Incentive	Plan
							Market	Plan	Awards:
							Value	Awards:	Market or
			Equity				of	Number	Payout
			Incentive			Number	Shares	of	Value of
			Plan			of	or	Unearned	Unearned
			Awards:			Shares	Shares	Shares,	Shares,
	Number of	Number of	Number of			or Shares	of	Shares or	Shares or
	Securities	Securities	Securities			of	Stock	Other	Other
	Underlying	Underlying	Underlying			Stock That	That	Rights	Rights
	Unexercised	Unexercised	Unexercised	Option		Have	Have	That Have	That
	Options	Options	Unearned	Exercise	Option	Not	Not	Not	Have Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	(#)
Craig Frank	0	0	0	0	0	0	0	0	0

Neil Swartz (1)	0	0	0	0	0	0	0	0	0

(1)       Mr. Swartz resigned as our CFO and director in August 2011.

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Compensation of Directors Table

The table below summarizes all compensation paid to our directors for our last completed fiscal year.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Craig Frank	0	50,000	0	0	0	0	0

Neil Swartz (2)	0	0	0	0	0	0	0

Ned L. Siegel	0	1,141,500	0	0	0	0	0

Max Schuftan	0	67,750	0	0	0	0	0

Carrie Schwarz	0	106,250	0	0	0	0	0

Jordi Arimany	0	67,750	0	0	0	0	0

(1)	Represents shares of common stock issued to each of our directors in consideration for their annual service on the board of directors and in the case of Ambassador Siegel, for certain advisory services rendered to the Company, prior thereto.
(2)	Mr. Swartz resigned from the board of directors in August 2011.

Narrative Disclosure to the Director Compensation Table

Our non-employee directors are compensated with common stock.  Each non-employee director receives 100,000 shares of common stock per year of service.  The Company distributed compensation to non-employee directors for 2011 and will distribute such compensation for 2012 in January 2013.

2011 Incentive Stock Plan

Our 2011 Incentive Stock Plan provides for equity incentives to be granted to our employees, executive officers or directors or to key advisers or consultants.  Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares as determined pursuant to the 2011 Incentive Stock Plan, restricted stock awards, other stock based awards, or any combination of the foregoing.  The 2011 Incentive Stock Plan is administered by the board of directors.  2,500,000 shares of our common stock are reserved for issuance pursuant to the exercise of awards under the 2011 Incentive Stock Plan.  No awards are outstanding as of the date of this prospectus.

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ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock by each director and executive officer, by all directors and executives officers as a group and by each other person known by us to beneficially own 5% or more of our common stock as of the date of this report. Unless otherwise stated, the address of the stockholders set forth in the table is c/o the Company, 2131 Hollywood Blvd., Suite 401, Hollywood, Florida 33020.

Names and Address of Beneficial Owners	Number of Shares of Common Stock(1)		Percentage of Voting Control(1)

Directors and executive officers:
Craig Frank	21,862,354	(1)	25.1%
Sam Stern	2,250,000		2.6%
Ned L. Siegel	1,141,500		1.3%
Max Schuftan	137,500		*
Carrie Schwarz	212,500		*
Jordi Arimany	137,500		*
All directors and executive officers as a group (six (6))	25,741,354		29.5%

Other 5% or greater stockholders:

Ilan Sarid 4367 Av Montrose Westmount Quebec Canada H3Y 2B2	43,520,833		49.9%

* Less than 1%

(1)	Includes shares of common stock issuable upon conversion of 50,000 shares of Series Convertible Preferred Stock held by Mr. Frank. Our Series C Convertible Preferred Stock votes on an “as converted” basis together with our common stock as a single class.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

At December 31, 2011, we had 2,500,000 shares of common stock reserved for issuance under our 2011 Incentive Stock Plan. No options or awards were granted thereunder as of such date.

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Item 13.	Certain Relationships and Related Transactions

Related Party Transactions

In January 2010, we acquired all of the outstanding capital stock of Alternative Fuels Americas, Inc., a Florida corporation, from Craig Frank and Neil Swartz, the shareholders of such company in exchange for 50,000 shares of Series C Convertible Preferred Stock issued to each of such individuals. As a result, Messrs. Frank and Swartz became our principal stockholders and officers. Mr. Swartz resigned as an officer and director in August 2011 and subsequent thereto, contributed 44,880 of the shares of Series C Convertible Preferred Stock held by him to the capital of the Company.

In addition to the issuances of shares of common stock to our directors, as described in “Executive Compensation” above, in 2011 we issued 100,000 shares to Tim Hart, our CFO, 2,000,000 shares to Dr. Samuel Stern, our COO and 100,000 shares to Dr. Arup San, a key employee.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we had not adopted formal policies and procedures for the review, approval or ratification of transactions with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Item 14.	Principal Accountant Fees and Services

Audit Fees

DeMeo, Young and McGrath (the “Auditor”) has billed $23,000 and $22,000 for the audit for the year ended December 31, 2011 and 2010, respectively as of the date of this Annual Report.

Audit Related Fees

None.

Tax Fees

Not applicable.

Other Fees

None.

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Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this Annual Report:

1.	Financial Statements – The following Consolidated Financial Statements of the Company are contained in Item 8 of this Annual Report on Form 10-K:

•	Report of Independent Registered Public Accountants

•	Balance Sheets at December 31, 2011 and 2010

•	Statements of Operations for the years ended December 31, 2011 and 2010

•	Statements of Stockholders’ Deficit for the years ended December 31, 2011 and 2010

•	Statements of Cash Flows for the years ended December 31, 2011 and 2010

•	Notes to the Financial Statements

2.	Financial Statement Schedules were omitted, as they are not required or are not applicable, or the required information is included in the Consolidated Financial Statements.

3.	Exhibits – The following exhibits are filed with this report or are incorporated herein by reference to a prior filing, in accordance with Rule 12b-32 under the Securities Exchange Act of 1934.

(b)	Exhibits

Exhibit Number	Description

3.1(i)	Certificate of Incorporation, as amended (1)

3.2	By-Laws, as amended(1)

10.1	Share Exchange Agreement dated February 3, 2010 by and among Netspace International, Inc. and Craig Frank and Neil Swartz, the shareholders of Alternative Fuels Americas, Inc. (1)

10.2	2011 Stock Incentive Plan(1) (2)

10.3	Agrarian Parcel Lease Agreement by and between Agr Unito S.A. and Alternative Fuels Americas, Inc. (1)

10.4	Consulting Agreement by and between Alternative Fuels Americas, Inc. and Bioenergy Solutions of Central America/Issaac Baldizon(1)

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10.5	Lease Agreement and Sale of Plantation by and between Registrant and Tempate S.A. (1)

10.6	Form of 8% Convertible Promissory Note(1)

10.7	Consulting Agreement between Registrant and Tudog International Consulting, Inc. (1) (2)

10.8	Office Lease for premises located at 2131 Hollywood Boulevard, Suite 401, Hollywood, Florida 33020(1)

10.9	Letter Agreement effective December 1, 2011 between Registrant and Ilan Sarid(1)

10.10	Amendment to Consulting Agreement between Registrant and Tudog International Consulting, Inc. (1)(2)

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 130-14 of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

(1)	Previously filed as an Exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-177-532), and incorporated herein by reference.
(2)	Management compensation arrangement.
(3)	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on May 21, 2012.

ALTERNATIVE FUELS AMERICAS, INC.

By:	/s/ Craig Frank
Craig Frank, Chairman of the Board, President, Chief Executive Officer, Acting Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Craig Frank	Chairman of the Board, President,	May 21, 2012
Craig Frank	Chief Executive Officer, Acting Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)

/s/ Ned L. Siegel	Vice Chairman of the Board and	May 21, 2012
Ned L. Siegel	Director

/s/ Max Schuftan	Director	May 21, 2012
Max Schuftan

/s/ Carrie Schwartz	Director	May 21, 2012
Carrie Schwartz

/s/ Jordi Armani	Director	May 21, 2012
Jordi Armani

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